Via Facsimile and U.S. Mail
Mail Stop 6010

January 28, 2009

Chris J. Stern
Chief Executive Officer
Oxygen Biotherapeutics, Inc.
3189 Airway Avenue
Building C
Costa Mesa, CA 92626

Re: Oxygen Biotherapeutics, Inc.
Item 4.01 Form 8-K
Filed January 14, 2009
File No. 2-310909

Dear Mr. Stern:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant